UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-3260

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Akorn, Inc.
(Full name of registrant)

1925 W. Field Court, Suite 300 Lake Forest, Illinois 60045
(Address, including zip code, of principal executive offices)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

Akorn, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense due to the circumstances described below.

On April 17, 2014, the Company completed its acquisition of Hi-Tech Pharmacal Co., Inc. (“Hi-Tech”) and on August 12, 2014, the Company completed its acquisition of VersaPharm Incorporated (“VersaPharm” and together with Hi-Tech, the “Acquired Entities”). The Acquired Entities are consolidated entities whose total assets and total revenues each individually represent significant portions of the related consolidated financial statement amounts of the Company as of and for the year ended December 31, 2014. Due to the scale of the Acquired Entities, the extensive and complex nature of the actions required to consummate each transaction and the subsequent process of integration of the Acquired Entities into the business and financial systems of the Company, significant management time and resources were diverted from the Company’s normal process of reviewing and completing financial and other information in the Form 10-K. Furthermore, the Company has experienced unforeseen delays in collecting and compiling certain financial and other related data that would be included in the Form 10-K regarding the Acquired Entities. The Company could not have obtained this information in a more timely fashion without unreasonable effort and expense.

Management is in the process of completing the Form 10-K. The finalization of financial information related to the Acquired Entities and the Company as a whole is not expected to result in any material change to previously reported financial statements or the financial results reported in our earnings release on February 26, 2015. Except for accounting for the change in our year to year revenues and earnings due to the acquisitions described above and the resulting growth of our business, as reported in our February 26, 2015 earnings release, our management believes there will not be any significant change in results of operations from the corresponding period for the 2013 fiscal year.

In addition, the Company has not yet completed its assessment of the effectiveness of its internal control over financial reporting as of December 31, 2014 due to the aforementioned factors.  The Company believes that material weaknesses exist as of December 31, 2014 relating to the completeness and accuracy of underlying data used in the determination of significant estimates and accounting transactions and accurate and timely reporting of its financial results and disclosures in its Form 10-K.  There is a possibility that upon completion of its assessment, the Company may determine that there are additional material weaknesses as of December 31, 2014.

The Company is working diligently to finalize this data and its assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 and anticipates filing its Form 10-K within the 15-day extension period permitted under Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification is Timothy A. Dick, (847) 847-6100.

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report.
☒ Yes      ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes       ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Akorn, Inc.
(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 2, 2015	By:	/s/ Timothy A. Dick
Timothy A. Dick Chief Financial Officer